07021688

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Commercial Investments Corp.

*CURRENT ADDRESS 2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 1 3 2007
THOMSON FINANCIAL

FILE NO. 82- 35064

FISCAL YEAR 8-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
12G32BR (REINSTATEMENT) ☐
DEF 14A (PROXY) ☐
AR/S (ANNUAL REPORT) ☑
SUPPL (OTHER) ☐

OICF/BY:
DATE : 3/9/07

82-35064

**EXHIBIT III**

[ENGLISH TRANSLATION]

# Asset Management Report



8-31-06
AR/S

**Nippon Commercial Investment Corporation**

**1st Fiscal Period**

(February 22, 2006 – August 31, 2006)

2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
Japan

**EXHIBIT III**

[ENGLISH TRANSLATION]

# I. Overview of Asset Management

## 1. Operating Results and Financial Position of Nippon Commercial Investment Corporation ("NCI")

| Fiscal Period | | | First |
|---|---|---|---|
| Calendar Period | | | February 22, 2006 - August 31, 2006 |
| Operating revenues | | in millions of yen | — |
| (of which, rental revenue) | | in millions of yen | (—) |
| Operating expenses | | in millions of yen | 9 |
| (of which, rental expense) | | in millions of yen | (—) |
| Operating income (loss) | | in millions of yen | (9) |
| Ordinary income (loss) | | in millions of yen | (16) |
| Net income (loss) | | in millions of yen | (9) |
| Total assets | | in millions of yen | 148 |
| Net assets | | in millions of yen | 90 |
| Unitholders' capital | | in millions of yen | 100 |
| Total investment units issued and outstanding | | Investment units | 200 |
| Net assets per investment unit | | yen | 450,438 |
| Total cash distribution | | in millions of yen | — |
| Net income (loss) per investment unit | (Note 1) | yen | (49,562) |
| Distribution per investment unit | | yen | — |
| (of which, distribution of earnings per investment unit) | | yen | — |
| (of which, distribution in excess of earnings per investment unit) | | yen | — |
| Ratio of ordinary income (loss) to total assets | (Note 2) | % | (13.0) |
| (annualized) | | % | (24.9) |
| Ratio of return (loss) on unitholders' equity | (Note 3) | % | (10.4) |
| (annualized) | | % | (19.9) |
| Ratio of net assets to total assets at end of the fiscal period | (Note 4) | % | 60.5 |
| Payout ratio | | % | — |
| Depreciation and amortization | | in millions of yen | — |
| Capital expenditures | | in millions of yen | — |
| Net operating income (NOI) from property leasing activities | (Note 5) | in millions of yen | — |
| Funds from operation (FFO) per investment unit | (Note 6) | yen | (16,662) |
| FFO multiples | (Note 7) | multiples | — |
| Debt service coverage ratio | (Note 8) | multiples | — |
| Net income before interest and depreciation | | in millions of yen | — |
| Interest expense (including bond interest expense) | | in millions of yen | — |
| Interest-bearing debt | | in millions of yen | — |
| Ratio of interest-bearing debt to total assets at end of the fiscal period | (Note 9) | % | — |
| Operating days this fiscal period | (Note 10) | number of days | — |

(Note 1) The net loss per investment unit was calculated by dividing the net loss by the daily weighted average number of investment units issued and outstanding (200 units).

(Note 2) Ratio of ordinary loss to total assets = Ordinary loss ÷ (Total assets at beginning of the fiscal period + Total assets at end of the fiscal period) ÷ 2) × 100 (rounded to one decimal place).
Further, no asset management activities were, in effect, conducted in the first fiscal period.

(Note 3) Ratio of loss on unitholders' equity = Net loss ÷ (Net assets at beginning of the fiscal period + Net assets at end of the fiscal period) ÷ 2) × 100 (rounded to one decimal place).

(Note 4) Ratio of net assets to total assets at end of the fiscal period = Net assets at end of the fiscal period ÷ Total assets at end of the fiscal period × 100 (rounded to one decimal place).

(Note 5) NOI from property leasing activities = Rental revenue – Rental expense + Depreciation and amortization.

(Note 6) FFO per investment unit = FFO (= Net loss + Depreciation and amortization + Other amortized expenses – Gain (Loss) on sales of real estate) ÷ Investment units issued and outstanding at end of the fiscal period (rounded down to the nearest yen).

(Note 7) FFO multiples = Investment unit price at end of the fiscal period ÷ Annualized FFO per investment unit.
(The entry of this item has been omitted as there is no market price of the investment units this fiscal period.).

(Note 8) Debt service coverage ratio = Net income before interest and depreciation ÷ Interest expense (including bond interest expense).

(Note 9) Ratio of interest-bearing debt to total assets at end of the fiscal period = Interest-bearing debt at end of the fiscal period ÷ Total assets at end of the fiscal period × 100 (rounded to one decimal place).

(Note 10) The first fiscal period of NCI had 191 operating days from February 22, 2006 to August 31, 2006; however, NCI had, in effect, not commenced asset management activities as of the end of this fiscal period.

**EXHIBIT III**

[ENGLISH TRANSLATION]

## 2. Asset Management in the First Fiscal Period

### A. Main Developments of NCI

NCI was established on February 22, 2006 with paid-in capital of 100 million yen (200 investment units) in accordance with the Law Concerning Investment Trust and Investment Corporations of Japan (*Toushishintaku Oyobi Toushihoujin ni Kansuru Horitsu*, hereafter, the "ITL"). Pacific Commercial Investment Corporation acted as NCI's promoter. NCI registered with the Kanto Local Finance Bureau in accordance with the ITL on March 22, 2006. Thereafter, on September 26, 2006, NCI issued an additional 245,000 investment units through a public offering and listed its investment units on the Real Estate Investment Trust Section of the Tokyo Stock Exchange (J-REIT Section) where it was assigned a securities identification code of 3229 .

NCI believes office properties where people work and retail properties where people consume goods and services are central elements to residents who live in metropolitan areas of Japan. NCI thus defines these properties collectively as "Urban Commercial Real Estate" and focuses on investing in Urban Commercial Real Estate. NCI aims to maximize the value of the investment units by securing stable earnings over the medium- to long-term and steadily increasing its portfolio size through its investments in Urban Commercial Real Estate.

### B. Investment Environment and Management Performance

#### (1) Investment Environment

It appears as though the population in the central areas of the three largest metropolitan areas as well as other metropolitan areas of Japan has been increasing and the concentration of Japan's population in these metropolitan areas has been rising in recent years. NCI believes that these trends are likely to continue and increase the demand for Urban Commercial Real Estate in these metropolitan areas. Furthermore, the recovery of the Japanese economy, supported by domestic private demand, is expected to continue as resiliency in the corporate sector extends into the household sector. Within this present expansionary phase of the economy, NCI believes that Urban Commercial Real Estate is more responsive to economic conditions and tends to benefit more easily from an increase in demand than other types of real estate.

Based on such environment and the recovery, development and expansion of the Japanese economy, NCI expects, within the three largest metropolitan areas as well as other metropolitan areas (particularly in the central areas of such metropolitan areas), an increase in rental rates and land prices reflecting a greater demand for rental properties and an expansion in consumption. Accordingly, NCI intends to focus its investment activity primarily on office and retail properties located in such central areas. To diversify its portfolio and secure stable income, NCI also intends to invest in real properties located in suburban areas that are connected by high-speed public transportation to the central areas. Retail properties located in such suburban areas include (i) shopping malls with multiple tenants that are expected to offer secure rental revenue and growth potential (hereafter, "Suburban Multi-Tenant Retail Properties") and (ii) large-scale single tenant properties (e.g., supermarkets) that are expected to offer secure rental revenue on a long-term basis (hereafter, "Suburban Single-Tenant Retail Properties").

**(2) Management Performance**

NCI has not conducted asset management activities in this fiscal period and thus has no management performance to report.

### C. Overview of Capital Procurement

NCI did not procure any capital between the period from its establishment to the end of this fiscal period.

### D. Overview of Performance and Distribution

NCI recorded an operating loss of 9 million yen, an ordinary loss of 16 million yen and a net loss of 9 million yen this fiscal period.

In principle, NCI intends to distribute an amount as it determines, which shall be in excess of 90% of its distributable income as defined in Article 67-15 of the Special Taxation Measures Law (*Sozei Tokubetsu Sochi Hou*). However, since NCI recorded a loss for this fiscal period, NCI did not make any cash distributions.

### 3. Status of Capital Increase

The following table summarizes the change in the number of investment units issued and outstanding and in the total paid-in capital from the date of NCI's establishment through October 11, 2006.

| Date | Description | Investment Units Issued and Outstanding (units) | | Total Paid-in Capital (in thousands of yen) | | Notes |
|---|---|---|---|---|---|---|
| | | Increase/ decrease | Balance | Increase/ decrease | Balance | |
| February 22, 2006 | Incorporation through private placement | 200 | 200 | 100,000 | 100,000 | (Note 1) |
| September 26, 2006 | Capital increase through public offering | 245,000 | 245,200 | 111,119,750 | 111,219,750 | (Note 2) |

(Note 1) NCI was established using capital contributed by Pacific Management Corporation at an issue price of 500,000 yen per unit.

(Note 2) NCI issued additional investment units through a public offering at an issue price of 470,000 yen per unit (issue price to underwriters: 453,550 yen per unit) to procure funds for acquiring new properties and commenced its asset management activities.

### Price History of Investment Units on the Tokyo Stock Exchange

Not applicable since NCI had not listed its investment units as of August 31, 2006.

### 4. Distribution Performance

In principle, NCI intends to distribute an amount as it determines, which shall be in excess of 90% of its distributable income as defined in Article 67-15 of the Special Taxation Measures Law (*Sozei Tokubetsu Sochi Hou*). However, since NCI recorded a loss for this fiscal period as noted above, NCI did not make any cash distributions.

### 5. Future Management Policy and Challenges

#### A. Management Strategy

The vacancy rates at office properties in the Tokyo business district (*i.e.*, areas covering the Chiyoda, Chuo, Minato, Shinjuku and Shibuya wards) have been decreasing since 2003 as corporate performance, especially that of listed companies, has improved. As of the end of June 2006, the vacancy rates at office properties in the Tokyo business district were fluctuating at a low level between 3.0% and 3.5%. The average rental rates for new tenants of office properties have also been increasing since 2005. In addition, the average rental rates for new tenants in the Osaka business district (*i.e.*, the Umeda, Minami Morimachi, Yodoyabashi/Honmachi, Senba, Shinsaibashi/Namba and Shin-Osaka areas) and the Nagoya business district (*i.e.*, the Nagoya Station, Fushimi, Sakae and Marunouchi areas) appear to have bottomed out and begun to show signs of improvement. Vacancy rates also continue to decrease in these areas. NCI will accurately analyze these market trends and apply such information to improve the occupancy rates of office properties, amend lease agreements to adjust rental rates to the then current market standards, and advertise and select new tenants promptly and appropriately when vacancies occur.

#### B. Investment Strategy

NCI has identified zones in the urban areas of Tokyo, Osaka and Nagoya where NCI intends to focus its office investment activity. These zones have been identified by NCI as areas having the highest concentrations of office properties.

In establishing these zones, NCI considered numerous factors, including its assessment of an area's transportation infrastructure, growth potential and leasing trends. Within a zone, NCI intends to invest in office properties that it believes to have a competitive advantage over other office properties located in such zone, based on factors such as size, location and building quality.

#### C. Financial Strategy

In addition to secure additional sources of funding, to further expand its portfolio, NCI is striving to obtain an issuer rating as soon as possible to improve its creditworthiness in an effort to further improve the terms of its borrowings.

Premised on more advantageous terms of borrowing being secured by obtaining an issuer rating, NCI will increase the ratio of long-term fixed borrowings and aim to issue investment corporation bonds quickly as a means to prepare and address the risks of rising interest rates and refinancing.

### 6. Material Events Occurred Subsequent to the Settlement of Accounts

The following are the material events involving NCI that have occurred after the settlement of accounts.

#### A. Issuance of New Investment Units

At the board of directors' meeting held on August 21, 2006, the board of directors resolved to issue new investment units aiming to procure funds for acquiring specified assets (which shall have the same meaning as defined in Article 2,

Paragraph 1 of the ITL; hereinafter, "Specified Assets"). Settlement for the issuance of additional investment units through an offering was completed on September 25, 2006.

As a result, the unitholders' capital as of October 11, 2006 is 111,219,750,000 yen and the total number of investment units issued and outstanding is 245,200 units.

**Issuance of New Investment Units through an Offering**

| | |
|---|---|
| Number of additional investment units: | 245,000 units (171,500 units in Japan and 73,500 units overseas) |
| Settlement date: | September 25, 2006 |
| Issue price (Offer price): | 470,000 yen per unit |
| Total issue price: | 115,150,000,000 yen |
| Issue price (price to underwriters): | 453,550 yen per unit |
| Total issue amount: | 111,119,750,000 yen |
| Conferral date for investment certificates: | September 26, 2006 |
| Calculation start date for distributions: | September 1, 2006 |

**B. Acquisition of Assets**

NCI decided to acquire the following 34 properties on July 25, 2006 and completed the acquisition of these Specified Assets on or after the end of the first fiscal period (August 31, 2006). The following is a summary of said Specified Assets.

| Property Name | Acquisition Price (in millions of yen) (Note 1) | Location (Note 2) | Asset Type | Usage | Date of Purchase Agreement | Acquisition Date |
|---|---|---|---|---|---|---|
| Hitachi High-Tech Building | 18,100 | Minato ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 28, 2006 |
| Korakuen Shinjuku Building | 15,100 | Shinjuku ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 26, 2006 |
| Dai-ichi Tsukiji Building | 11,100 | Chuo ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 26, 2006 |
| Pacific Square Tsukishima | 8,080 | Chuo ward, Tokyo | Real estate | Office property | August 3, 2006 | September 28, 2006 |
| Pacific City Nishi-Shinjuku | 7,680 | Shinjuku ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 28, 2006 |
| Yokohama Twin Building | 7,110 | Yokohama city, Kanagawa | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Business Court Shin-Urayasu | 4,700 | Urayasu city, Chiba | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Asahi Seimei Ohmori Building | 3,920 | Ota ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 28, 2006 |
| Shuwa Akasaka 6chome Building | 3,385 | Minato ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 26, 2006 |
| Jinnan Flag Tower | 3,050 | Shibuya ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Nissin Nihonbashi Building | 2,550 | Chuo ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 26, 2006 |
| Nichijukin Akasaka Building | 2,450 | Minato ward, Tokyo | Real estate | Office property | August 3, 2006 | September 28, 2006 |
| Urban Square Yaesu Building | 2,200 | Chuo ward, Tokyo | Real estate | Office property | August 3, 2006 | September 28, 2006 |
| Pacific City Hamamatsucho | 1,730 | Minato ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 28, 2006 |
| Yokohama Aioicho Building | 1,710 | Yokohama city, Kanagawa | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Shin-Yokohama Benex S-1 | 1,700 | Yokohama city, Kanagawa | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Pearl Iidabashi Building | 1,600 | Chiyoda ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |

[ENGLISH TRANSLATION]

| Property Name | Acquisition Price (in millions of yen) (Note 1) | Location (Note 2) | Asset Type | Usage | Date of Purchase Agreement | Acquisition Date |
|---|---|---|---|---|---|---|
| Gotanda Metallion Building | 1,300 | Shinagawa ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Shuwa Dai-3 Iwamotocho Building | 1,130 | Chiyoda ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 26, 2006 |
| Maruishi Shinbashi Building | 1,120 | Minato ward, Tokyo | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| TS Hodogaya Building | 1,100 | Yokohama city, Kanagawa | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Snow Crystal Building | 8,950 | Osaka city, Osaka | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Higobashi TS Building | 5,573 | Osaka city, Osaka | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 26, 2006 |
| Nagoya Nishiki Dai-ichi Seimei Building | 5,180 | Nagoya city, Aichi | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 26, 2006 |
| Sapporo Excellent Building | 2,250 | Sapporo city, Hokkaido | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Chiyoda Seimei Shin-Sapporo Building | 1,225 | Sapporo city, Hokkaido | Trust beneficiary interest in real estate | Office property | August 3, 2006 | September 27, 2006 |
| Shinsaibashi OPA Honkan | 31,800 | Osaka city, Osaka | Trust beneficiary interest in real estate | Retail property | August 3, 2006 | September 26, 2006 |
| Shinsaibashi OPA Kireikan | 3,500 | Osaka city, Osaka | Trust beneficiary interest in real estate | Retail property | August 3, 2006 | September 26, 2006 |
| PACIFIQUE Tenjin | 3,700 | Fukuoka city, Fukuoka | Trust beneficiary interest in real estate | Retail property | August 3, 2006 | September 28, 2006 |
| Albore Tenjin | 1,440 | Fukuoka city, Fukuoka | Real estate | Retail property | August 3, 2006 | September 28, 2006 |
| Tenjin Yoshida Building | 1,120 | Fukuoka city, Fukuoka | Trust beneficiary interest in real estate | Retail property | August 3, 2006 | September 27, 2006 |
| Mallage Kashiwa | 15,100 | Kashiwa city, Chiba | Trust beneficiary interest in real estate | Retail property | August 3, 2006 | September 27, 2006 |
| Bellfa Uji | 3,200 | Uji city, Kyoto | Real estate | Retail property | August 3, 2006 | September 27, 2006 |
| Ito-Yokado Owariasahi | 7,850 | Owariasahi city, Aichi | Real estate | Retail property | August 3, 2006 | September 27, 2006 |
| Total | 191,703 | | | | | |

(Note 1) "Acquisition Price" is the purchase price stated on the beneficiary interest purchase agreement or the real estate purchase agreement (excluding an amount equivalent to consumption tax, etc.) rounded down to the nearest million yen.

(Note 2) "Location" indicates the smallest independent administrative district of the area where the property is located.

## C. Procurement of Capital

NCI borrowed funds as follows as of September 27, 2006 to acquire real estate, etc.

(1) Term Loan A (term: 1 year)

| | |
|---|---|
| Lenders: | Aozora Bank, Ltd.<br>Mizuho Corporate Bank, Ltd.<br>Shinsei Bank, Limited<br>The Bank of Tokyo-Mitsubishi UFJ, Ltd.<br>Mitsubishi UFJ Trust and Banking Corporation<br>The Sumitomo Trust and Banking Co., Ltd. |
| Loan amount: | 36,000 million yen |
| Interest rate: | JBA 3-month TIBOR + 0.4%<br>The rate applicable for the period between September 27, 2006 and December 26, 2006 is 0.84% |
| Drawdown date: | September 27, 2006 |
| Repayment date: | September 27, 2007 |
| Collateral: | Unsecured |

(2) Term Loan B (term: 2 years)

| | |
|---|---|
| Lenders: | Sumitomo Mitsui Banking Corporation<br>Aozora Bank, Ltd.<br>The Sumitomo Trust and Banking Co., Ltd.<br>The 77 Bank, Ltd. |
| Loan amount: | 17,000 million yen |
| Interest rate: | JBA 3-month TIBOR + 0.5%<br>The rate applicable for the period between September 27, 2006 and December 26, 2006 is 0.94% |
| Drawdown date: | September 27, 2006 |
| Repayment date: | September 27, 2008 |
| Collateral: | Unsecured |

(3) Term Loan C (term: 3 years)

| | |
|---|---|
| Lenders: | Sumitomo Mitsui Banking Corporation<br>Aozora Bank, Ltd.<br>Mizuho Corporate Bank, Ltd.<br>Shinsei Bank, Limited<br>The Sumitomo Trust and Banking Co., Ltd.<br>Resona Bank, Ltd.<br>Mitsui Sumitomo Insurance Company, Limited |
| Loan amount: | 38,000 million yen |
| Interest rate: | JBA 3-month TIBOR + 0.55%<br>The rate applicable for the period between September 27, 2006 and December 26, 2006 is 0.99% |
| Drawdown date: | September 27, 2006 |
| Repayment date: | September 27, 2009 |
| Collateral: | Unsecured |

As of September 25, 2006, NCI has also entered into a basic agreement on a credit facility of up to 15,000 million yen as follows to secure funds for future acquisitions of real estate, etc. and expenses associated with such future acquisition. As of October 11, 2006, no funds have been drawn based on such basic credit facility agreement.

(1) Credit Facility (uncommitted basis)

| | |
|---|---|
| Lenders: | Sumitomo Mitsui Banking Corporation<br>Aozora Bank, Ltd.<br>Mizuho Corporate Bank, Ltd.<br>Shinsei Bank, Limited<br>The Bank of Tokyo-Mitsubishi UFJ, Ltd.<br>Mitsubishi UFJ Trust and Banking Corporation<br>The Sumitomo Trust and Banking Co., Ltd.<br>Resona Bank, Ltd. |

**Additional Information**

At the board of directors' meeting held on August 21, 2006, the board of directors of NCI resolved to issue new investment units through a third-party allotment (*i.e.*, a greenshoe option). Daiwa Securities SMBC Co. Ltd. has been granted the right to execute this option by October 20, 2006.

[ENGLISH TRANSLATION]

**Issuance of New Investment Units by Third-Party Allotment (third-party allotment in connection with execution of a greenshoe option)**

| | |
|---|---|
| Number of new investment units: | 12,200 units (ceiling) |
| Issue price: | 453,550 yen per unit |
| Total issue amount: | 5,533,310,000 yen (ceiling) |
| Third party: | Daiwa Securities SMBC Co. Ltd. |
| Payment date: | October 24, 2006 |
| Conferral date for investment certificates: | October 24, 2006 |
| Calculation start date for distributions: | September 1, 2006 |

## II. Overview of NCI

### 1. Overview of Capital

| Item | First Fiscal Period (As of August 31, 2006) |
|---|---|
| Total number of investment units authorized | 2,000,000 units |
| Total number of investment units issued and outstanding | 200 units |
| Unitholders' capital | 100 million yen |
| Number of unitholders | 1 person |

### 2. Matters related to Investment Units

Principal unitholder(s) as of August 31, 2006 is as follows.

| Name | No. of Investment Units Held (units) | Percentage to Total Investment Units Issued and Outstanding (%) |
|---|---|---|
| Pacific Management Corporation | 200 | 100 |

### 3. Matters related to Directors

The names of directors, etc. as of August 31, 2006 are as follows.

| Title | Name | Primary Duties | Total Compensation of Each Director During This Fiscal Period (in thousands of yen) |
|---|---|---|---|
| Executive Director | Tomohiro Makino | Chief Executive Officer and President, Pacific Commercial Investment Corporation | 1,500 |
| Supervisory Director | Hiroshi Nemoto | Representative Partner, Clifix Certified Public Tax Accountants Corporation | 1,000 |
| | Tsutomu Kuribayashi | Partner, Kuribayashi Sogo Law Office | |
| Accounting Auditor | KPMG AZSA & Co. | — | 5,600 |

(Note 1) Tomohiro Makino serves concurrently as the chief executive officer and president of Pacific Commercial Investment Corporation, the asset manager of NCI, and as executive director of NCI. The approval of the Commissioner of the Financial Services Agency for concurrently holding these positions was obtained as of February 17, 2006 pursuant to Article 13 of the ITL. The supervisory directors may also be directors of corporations other than those listed above, but none of said companies are related to NCI.

(Note 2) Neither the executive or supervisory directors own investment units of NCI in their own name or the name of another.

[ENGLISH TRANSLATION]

**4. Asset Manager, Custodian and General Administrators**

The following are the asset manager, custodian and general administrators as of August 31, 2006.

| Outsourced Responsibility | Name |
|---|---|
| Asset Manager | Pacific Commercial Investment Corporation |
| Custodian | The Sumitomo Trust & Banking Co., Ltd. |
| General administrator (accounting matters) | Heiseikaikeisha Tax Co. |
| General administrator (transfer agent) | Mitsubishi UFJ Trust and Banking Corporation |
| General administrator (administrative matters relating to administration of NCI) | Mitsubishi UFJ Trust and Banking Corporation |

## III. Portfolio Assets of NCI

The following summarizes the portfolio assets under NCI's management as of the end of the first fiscal period.

**1. Composition of NCI Properties**

| Asset Type | Area | Usage | Investment Area/Type | Total Amount Owned (in millions of yen) | Ratio to Total Assets (%) |
|---|---|---|---|---|---|
| Deposits and other assets | | | | 148 | 100.0 |
| Total assets | | | | 148 | 100.0 |

**2. Principal Assets Owned**

Not applicable as the management of assets had not commenced during the first fiscal period.

**3. Itemization of Real Estate and Other Assets**

Not applicable as the management of assets had not commenced during the first fiscal period.

**4. Other Assets**

As of August 31, 2006, no major Specified Assets that would be the primary investment target of NCI have been incorporated into the portfolio.

[ENGLISH TRANSLATION]

# IV.Capital Expenditures for Owned Real Estate

### 1. Scheduled Capital Expenditures

As of the date of approval of this Asset Management Report by the board of directors of NCI, no plans for repairs, construction, etc. of owned real estate has been approved or adopted.

### 2. Capital Expenditures during the Period

Not applicable as the management of assets had not commenced during the first fiscal period.

### 3. Reserves for Long-term Repair Plans

Not applicable as the management of assets had not commenced during the first fiscal period.

# V. Expenses and Liabilities

### 1. Itemization of Expenses for Management, etc.

(in thousands of yen)

| Item | First Fiscal Period |
|---|---|
| (a) Asset management fee | – |
| (b) Custodian fee | 1,064 |
| (c) General administration fee | 3,325 |
| (d) Directors' compensation | 2,500 |
| (e) Compensation paid | 2,173 |
| (f) Other expenses | 568 |
| Total | 9,632 |

(Note 1) In addition to the above, 5,000,000 yen in attorney's fees were incorporated in the incorporation fee.

### 2. Borrowings

Not applicable.

### 3. Investment Corporation Bonds

Not applicable.

[ENGLISH TRANSLATION]

## VI. Sales and Purchases during the Fiscal Period

### 1. Sales and Purchases of Real Estate and Asset Related Securities

Not applicable.

### 2. Sales and Purchases of Other Assets

The majority of other assets are bank deposits.

### 3. Verification of Purchase Price of Specified Assets

Not applicable.

### 4. Status of Transactions with Related Parties and Major Shareholders

#### A. Transactions

Not applicable.

#### B. Amount of Fees Paid

Not applicable.

### 5. Transactions with the Asset Manager relating to the Concurrent Businesses of the Asset Manager

Not applicable since NCI's asset manager (Pacific Commercial Investment Corporation) does not conduct any concurrent businesses in securities, real estate brokerage and real estate syndication.

## VII. Accounting

### 1. Assets, Liabilities, Principal, Profits and Losses

Please refer to the attached Balance Sheet, Statement of Operations, Statement of Changes in Unitholders' Equity, Notes to Financial Statements and Statement of Cash Distributions.

### 2. Change in Method for Calculating Depreciation

Not applicable.

### 3. Change in Real Estate Valuation Method

Not applicable.

[ENGLISH TRANSLATION]

# VIII. Other

### 1. Use of Fractions of Monetary Amounts and Ratios

Unless otherwise indicated, this report rounds down figures for monetary amounts and rounds off ratios to the nearest specified unit.

### 2. Notice

The following table summarizes the primary contracts entered into or amended that were approved by NCI's board of directors in the first fiscal period.

| Date of the Board of Directors Meeting | Approved Item | Description |
|---|---|---|
| March 23, 2006 | Entering into the Asset Management Agreement, General Administration Agreement and Asset Custody Agreement | NCI entrusted asset management to Pacific Commercial Investment Corporation.<br>NCI outsourced general administration services to Heiseikaikeisha Tax Co. for accounting matters and to Mitsubishi UFJ Trust and Banking Corporation for transfer matters and matters relating to the administration of NCI.<br>NCI outsourced asset custodian services work to The Sumitomo Trust and Banking Co., Ltd. (Note 1) |
| July 20, 2006 | Entering into the Audit Contract | NCI appointed KPMG AZSA & Co. as the accounting auditor. |
| | Establishment of Investment Management Guidelines | The guidelines designate specific policies for the asset manager to follow based on the Articles of Incorporation. |
| August 9, 2006 | Entering into the Support Line Agreement | A support agreement was entered into by Pacific Management Corporation, Pacific Commercial Investment Corporation (the asset manager) and NCI with the objective of securing portfolio assets. |

(Note 1) The agreements were entered into on February 22, 2006 and approved retroactively pursuant to Article 13 of the rules of the Board of Directors.

**EXHIBIT III**

[ENGLISH TRANSLATION]

**Balance Sheet**

| Item \ Period | First Fiscal Period (as of August 31, 2006) Amount (in thousands of yen) | | Share (%) |
|---|---|---|---|
| Assets | | | |
| I. Current assets | | | |
| Cash and deposits | | 76,227 | |
| Deferred tax assets | | 6,383 | |
| Other current assets | | 3,781 | |
| Total current assets | | 86,392 | 58.0 |
| II. Fixed assets | | | |
| 1. Investments and other assets | | | |
| Leasehold and guarantee deposits | | 10,000 | |
| Long-term prepaid consumption tax, etc. | | 2,655 | |
| Total investments and other assets | | 12,655 | 8.5 |
| Total fixed assets | | 12,655 | 8.5 |
| III. Deferred assets | | | |
| Incorporation fee | | 49,820 | |
| Total deferred assets | | 49,820 | 33.5 |
| Total assets | | 148,868 | 100.0 |

| Item \ Period | First Fiscal Period (as of August 31, 2006) Amount (in thousands of yen) | | Share (%) |
|---|---|---|---|
| Liabilities | | | |
| I. Current liabilities | | | |
| Accrued expenses | | 57,673 | |
| Income taxes payable | | 90 | |
| Security deposits | | 1,018 | |
| Total current liabilities | | 58,781 | 39.5 |
| Total liabilities | | 58,781 | 39.5 |
| Net assets | | | |
| I. Unitholders' equity | | | |
| 1. Unitholders' capital | | 100,000 | |
| 2. Retained earnings | | | |
| Unappropriated loss at end of period | | 9,912 | |
| Total unitholders' equity | | 90,087 | 60.5 |
| Total net assets | | 90,087 | 60.5 |
| Total liabilities and net assets | | 148,868 | 100.0 |

[ENGLISH TRANSLATION]

**Statement of Operations**

| Item \ Period | First Fiscal Period February 22, 2006 – August 31, 2006 Amount (in thousands of yen) | | Share (%) |
|---|---|---|---|
| 1. Operating revenues | | – | |
| 2. Operating expenses | | | |
| Custodian fee | 1,064 | | |
| General administration fee | 3,325 | | |
| Directors' compensation | 2,500 | | |
| Compensation paid | 2,173 | | |
| Other expenses | 568 | 9,632 | – |
| Operating loss | | 9,632 | – |
| 3. Non-operating revenues | | | |
| Interest income | 6 | 6 | – |
| 4. Non-operating expenses | | | |
| Amortization of incorporation fee | 6,580 | 6,580 | – |
| Ordinary loss | | 16,205 | – |
| Loss before income taxes | | 16,205 | – |
| Current income taxes | 90 | | |
| Deferred income taxes | (6,383) | (6,293) | – |
| Net loss | | 9,912 | – |
| Unappropriated loss at end of period | | 9,912 | |

**Statement of Changes in Unitholders' Equity**

First Fiscal Period (February 22, 2006 – August 31, 2006)

(in thousands of yen)

| | Unitholders' Equity | | | Total Net Assets |
|---|---|---|---|---|
| | Unitholders' Capital | Retained Earnings: Unappropriated Loss at End of Period | Total Unitholders' Equity | |
| Balance at end of previous period | – | – | – | – |
| Changes in current period | | | | |
| Issuance of new investment units | 100,000 | – | 100,000 | 100,000 |
| Net income (loss) | – | (9,912) | (9,912) | (9,912) |
| Total change in current period | 100,000 | (9,912) | 90,087 | 90,087 |
| Balance at end of current period *1 | 100,000 | (9,912) | 90,087 | 90,087 |

[ENGLISH TRANSLATION]

**Notes to Financial Statements**

**Notes on Significant Accounting Policies**

| Item / Period | First Fiscal Period (February 22, 2006 – August 31, 2006) |
|---|---|
| 1. Treatment of deferred assets | The incorporation fee will be amortized over a five year period using the straight line method. |
| 2. Treatment of consumption tax, etc. | As for the accounting for consumption tax, etc., consumption tax, etc. is excluded from related transaction amounts. The consumption tax, etc. relating to fixed assets, etc. that is not tax - creditable for consumption tax purposes is recorded as "long-term pre-paid consumption tax, etc." and amortized over five years. |

**Notes to Balance Sheet**

| First Fiscal Period (as of August 31, 2006) |
|---|
| 1. Minimum net assets as defined in Article 67, Paragraph 4 of the ITL<br>50,000 thousand yen |
| 2. Equity loss<br>Net assets are less than the total unitholders' equity and the difference is 9,912,000 yen. |

**Notes to Statement of Operations**

| First Fiscal Period February 22, 2006 – August 31, 2006 |
|---|
| Not applicable. |

**Notes to Statement of Changes in Unitholders' Equity**

| First Fiscal Period February 22, 2006 – August 31, 2006 | |
|---|---|
| *1 Number of investment units authorized and number of investment units issued and outstanding | |
| Number of investment units authorized | 2,000,000 units |
| Number of investment units issued and outstanding | 200 units |

**Notes on Tax-Effect Accounting**

| First Fiscal Period (as of August 31, 2006) | |
|---|---|
| Breakdown of principal causes for the occurrence of deferred tax assets and deferred tax liabilities | (in thousands of yen) |
| (Deferred tax assets) | |
| Loss carried forward for tax purposes | 6,383 |
| Total deferred tax assets | 6,383 |
| Net deferred tax assets | 6,383 |

**Notes on Fixed Assets Used Due to Leasing Transactions**

| First Fiscal Period<br>February 22, 2006 – August 31, 2006 |
|---|
| Not applicable as NCI is not involved in any lease transactions. |

**Notes on Related Party Transactions**

First Fiscal Period (February 22, 2006 – August 31, 2006)

1. Controlling Unitholder, Principal Corporate Unitholder, etc.

   Not applicable.

2. Director, Principal Individual Unitholder, etc.

   Not applicable.

3. Subsidiary, etc.

   Not applicable.

4. Affiliated Entities, etc.

| Attribute | | Subsidiary of controlling unitholder |
|---|---|---|
| Name of company, etc. | | Pacific Commercial Investment Corporation |
| Address | | 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo |
| Paid-in capital or equity investment (in thousands of yen) | | 257,500 |
| Business description or title | | Investment trust management |
| Number of investment units, etc. owned | | None |
| Relationship | Concurrent director, etc. | Concurrent: 1 person |
| | Business relationship | Payment of promoter compensation |
| Transaction Description | | Payment of promoter compensation to Pacific Commercial Investment Corporation |
| Transaction amount (in thousands of yen) | | 50,000 |
| Item | | Accrued expenses |
| End-of-period balance (in thousands of yen) | | 52,500 |

(Note 1) The compensation amount is in accordance with the terms designated in NCI's Articles of Incorporation.
(Note 2) The promoter compensation composes part of the incorporation fee.
(Note 3) Of the above amounts, consumption tax, etc. are not included in the transaction amount, while they are included in the end-of-period balance.

**Notes on Per Unit Information**

| First Fiscal Period<br>February 22, 2006 – August 31, 2006 | |
|---|---|
| Net assets per unit | 450,438 yen |
| Net loss per unit | 49,562 yen |

The net loss per unit was calculated by dividing the net loss by the daily weighted average number of investment units issued and outstanding.
The net loss per unit after adjustment for residual investment units has not been stated as there are no residual investment units.

(Note) The basis for calculating the net loss per unit is as follows.

| | First Fiscal Period February 22, 2006 – August 31, 2006 |
|---|---|
| Net loss (in thousands of yen) | 9,912 |

| | |
|---|---|
| Amounts not attributable to common unitholders (in thousands of yen) | – |
| Net loss attributable to common investment units (in thousands of yen) | 9,912 |
| Average number of investment units during period (units) | 200 |

**Notes on Subsequent Material Events**

First Fiscal Period
February 22, 2006 – August 31, 2006

1. Issuance of New Investment Units and Acquisition of Assets

At the board of directors' meeting held on August 21, 2006, the board of directors resolved to issue new investment units. Settlement for the issuance of additional investment units through an offering was completed on September 25, 2006.

As a result, the unitholders' capital as of October 11, 2006 is 111,219,750,000 yen and the number of investment units issued and outstanding is 245,200 units.

(Issuance of New Investment Units through an Offering)

| | |
|---|---|
| (1) Number of new investment units: | 245,000 units |
| (2) Issue price (Offer price): | 470,000 yen per unit |
| (3) Total issue price: | 115,150,000,000 yen |
| (4) Issue price (price to underwriters): | 453,550 yen per unit |
| (5) Total issue amount: | 111,119,750,000 yen |
| (7) Settlement date: | September 25, 2006 |
| (7) Conferral date for investment certificates: | September 26, 2006 |
| (8) Calculation start date for distributions: | September 1, 2006 |

(Acquisition of Assets)

From September 26, 2006 to September 28, 2006, NCI acquired 34 properties in the form of direct title to a property as well as trust beneficiary interests representing beneficial interests in a trust that holds title to a particular property for an acquisition price of 191,703,000,000 yen through the issuance of new investment units as explained above and borrowings as explained in "2. Borrowing of Funds" below.

(Note) The acquisition price excludes acquisition costs, real property tax, city planning tax, consumption tax and local consumption tax.

2. Borrowing of Funds

NCI borrowed funds as follows as of September 27, 2006 to acquire real estate, etc.

[Term Loan A (term: 1 year)]

| | |
|---|---|
| (1) Lenders: | Aozora Bank, Ltd.<br>Mizuho Corporate Bank, Ltd.<br>Shinsei Bank, Limited<br>The Bank of Tokyo-Mitsubishi UFJ, Ltd.<br>Mitsubishi UFJ Trust and Banking Corporation<br>The Sumitomo Trust and Banking Co., Ltd. |
| (2) Loan amount: | 36,000 million yen |
| (3) Interest rate: | JBA 3-month TIBOR + 0.4%<br>The rate applicable for the period between September 27, 2006 and December 26, 2006 is 0.84% |
| (4) Drawdown date: | September 27, 2006 |
| (5) Repayment date: | September 27, 2007 |
| (6) Collateral: | Unsecured |

[Term Loan B (term: 2 years)]

| | |
|---|---|
| (1) Lenders: | Sumitomo Mitsui Banking Corporation<br>Aozora Bank, Ltd.<br>The Sumitomo Trust and Banking Co., Ltd. |

| | |
|---|---|
| | The 77 Bank, Ltd. |
| (2) Loan amount: | 17,000 million yen |
| (3) Interest rate: | JBA 3-month TIBOR + 0.5%<br>The rate applicable for the period between September 27, 2006 and December 26, 2006 is 0.94% |
| (4) Drawdown date: | September 27, 2006 |
| (5) Repayment date: | September 27, 2008 |
| (6) Collateral: | Unsecured |

[Term Loan C (term: 3 years)]

| | |
|---|---|
| (1) Lenders: | Sumitomo Mitsui Banking Corporation<br>Aozora Bank, Ltd.<br>Mizuho Corporate Bank, Ltd.<br>Shinsei Bank, Limited<br>The Sumitomo Trust and Banking Co., Ltd.<br>Resona Bank, Ltd.<br>Mitsui Sumitomo Insurance Company, Limited |
| (2) Loan amount: | 38,000 million yen |
| (3) Interest rate: | JBA 3-month TIBOR + 0.55%<br>The rate applicable for the period between September 27, 2006 and December 26, 2006 is 0.99% |
| (4) Drawdown date: | September 27, 2006 |
| (5) Repayment date: | September 27, 2009 |
| (6) Collateral: | Unsecured |

As of September 25, 2006, NCI has also entered into a basic agreement on a credit facility of up to 15,000 million yen as follows to secure funds for future acquisitions of real estate, etc. As of October 11, 2006, no funds have been drawn based on such basic credit facility agreement.

Credit Facility (uncommitted basis)

| | |
|---|---|
| (1) Lenders: | Sumitomo Mitsui Banking Corporation<br>Aozora Bank, Ltd.<br>Mizuho Corporate Bank, Ltd.<br>Shinsei Bank, Limited<br>The Bank of Tokyo-Mitsubishi UFJ, Ltd.<br>Mitsubishi UFJ Trust and Banking Corporation<br>The Sumitomo Trust and Banking Co. Ltd.<br>Resona Bank, Ltd. |

**Additional Information**

First Fiscal Period
February 22, 2006 – August 31, 2006

At the board of directors' meeting held on August 21, 2006, the board of directors of NCI resolved to issue new investment units through a third-party allotment (*i.e.*, a greenshoe option). Daiwa Securities SMBC Co. Ltd. has been granted the right to execute this option by October 20, 2006.

| | |
|---|---|
| Number of new investment units: | 12,200 units (ceiling) |
| Payment date: | October 24, 2006 |
| Issue price: | 453,550 yen per unit |
| Conferral date for investment certificates: | October 24, 2006 |
| Total issue amount: | 5,533,310,000 yen (ceiling) |
| Calculation start date for distributions: | September 1, 2006 |
| Third party: | Daiwa Securities SMBC Co. Ltd. |

[ENGLISH TRANSLATION]

**Statement of Cash Distributions**

| Item / Period | First Fiscal Period<br>February 22, 2006 – August 31, 2006 |
|---|---|
| I. Unappropriated loss at end of the fiscal period<br>I. Distribution amount<br>(Distribution per investment unit)<br>II. Loss carried forward to the next fiscal period | 9,912,436 yen<br>– yen<br>(– yen)<br>9,912,436 yen |
| Method for calculating distribution amount | There is no cash distribution for the first fiscal period since there was no income that could be paid as dividend as defined in Article 67-15 of the Special Taxation Measures Law (Law No. 26 of 1957; including amendments thereto). The unappropriated loss at the end of the fiscal period shall be carried forward to the next fiscal period. |

**Statement of Cash Flows (Reference Information)**

| Item / Period | First Fiscal Period<br>February 22, 2006 – August 31, 2006<br>Amount<br>(in thousands of yen) |
|---|---|
| I. Cash flows from operating activities | |
| Income (loss) before taxes | (16,205) |
| Amortization of incorporation fee | 6,580 |
| Interest income | (6) |
| Increase (Decrease) in accrued expenses | 57,673 |
| Increase (Decrease) in security deposits | 1,018 |
| Increase (Decrease) in long-term prepaid consumption tax, etc. | (2,655) |
| Incorporation fee paid | (56,400) |
| Other | (3,781) |
| Subtotal | (13,778) |
| Interest received | 6 |
| Cash flows from operating activities | (13,772) |
| II. Cash flows from investing activities | |
| Payments for leasehold and guarantee deposits | (10,000) |
| Cash flows from investing activities | (10,000) |
| III. Cash flows from financing activities | |
| Proceeds from issuance of investment units | 100,000 |
| Cash flows from financing activities | 100,000 |
| IV. Increase (Decrease) in cash and cash equivalents | 76,227 |
| V. Cash and cash equivalents at beginning of the fiscal period | – |
| VI. Cash and cash equivalents at end of the fiscal period *1 | 76,227 |

(Note) The Statement of Cash Flows is prepared based on the "Regulations Concerning Terminology, Forms and Preparation Methods of Financial Statements, etc." (Ministry of Finance Order No. 59 of 1963) and is provided as reference information. This Statement of Cash Flows has not been audited by the accounting auditor since it is not subject to an audit by an accounting auditor pursuant to the provisions in Article 130 of the Law Concerning Investment Trust and Investment Corporations.

**Notes on Significant Accounting Policies (Reference Information)**

| Item / Period | First Fiscal Period<br>February 22, 2006 – August 31, 2006 |
|---|---|

| | |
|---|---|
| 1. Scope of funds in the Statement of Cash Flows | The funds (cash and cash equivalents) in the Statement of Cash Flows are comprised of cash on hand and cash held in trust, deposits that can be withdrawn at any time and deposits held in trust, and short-term investments with a maturity of three months or less from the date of acquisition, which are readily convertible to cash and bear only an insignificant risk of price fluctuation. |

**Notes to Statement of Cash Flows (Reference Information)**

| First Fiscal Period<br>February 22, 2006 – August 31, 2006 |
|---|
| *1 Relationship between "cash and cash equivalents" in the Statement of Cash Flows at end of the fiscal period and the amount stated in the Balance Sheet.<br><br>(as of August 31, 2006)<br>Cash and deposits 76,227 thousand yen<br>Cash and cash equivalents 76,227 thousand yen |

# 資産運用報告

資産運用報告

日本コマーシャル投資法人

第１期

自平成１８年2月２２日　至平成１８年8月３１日

東京都千代田区永田町二丁目１１番１号

# I.　資産運用の概況

## 1. 投資法人の運用状況等の推移

| 期 | | | 第1期 |
|---|---|---|---|
| 営業期間 | | | 自 平成18年2月22日<br>至 平成18年8月31日 |
| 営業収益 | | 百万円 | − |
| （うち不動産賃貸事業収入） | | 百万円 | (−) |
| 営業費用 | | 百万円 | 9 |
| （うち不動産賃貸事業費用） | | 百万円 | (−) |
| 営業損失金額（△） | | 百万円 | △9 |
| 経常損失金額（△） | | 百万円 | △16 |
| 当期純損失金額（△） | | 百万円 | △9 |
| 総資産額 | | 百万円 | 148 |
| 純資産額 | | 百万円 | 90 |
| 出資総額 | | 百万円 | 100 |
| 発行済投資口総数 | | 口 | 200 |
| 1口当たり純資産額 | | 円 | 450,438 |
| 分配金総額 | | 百万円 | − |
| 1口当たり当期純損失金額(△) | (注1) | 円 | △49,562 |
| 1口当たり分配金額 | | 円 | − |
| （うち1口当たり利益分配金） | | 円 | (−) |
| （うち1口当たり利益超過分配金） | | 円 | (−) |
| 総資産経常損失率（△） | (注2) | % | △13.0 |
| （年換算） | | % | (△24.9) |
| 自己資本損失率（△） | (注3) | % | △10.4 |
| （年換算） | | % | (△19.9) |
| 期末自己資本比率 | (注4) | % | 60.5 |
| 配当性向 | | % | − |
| 当期減価償却費 | | 百万円 | − |
| 当期資本的支出額 | | 百万円 | − |
| 賃貸NOI (Net Operating Income) | (注5) | 百万円 | − |
| 1口当たりFFO (Funds from Operation) | (注6) | 円 | △16,662 |
| FFO (Funds from Operation) 倍率 | (注7) | 倍 | − |
| デット・サービス・カバレッジ・レシオ | (注8) | 倍 | − |
| 金利償却前当期純利益金額 | | 百万円 | − |
| 支払利息(投資法人債利息を含む。) | | 百万円 | − |
| 有利子負債額 | | 百万円 | − |
| 期末総資産有利子負債比率 | (注9) | % | − |
| 当期運用日数 | (注10) | 日 | − |

(注1) 1口当たり当期純損失金額は、当期純損失金額を日数加重平均投資口数（200口）で除することにより算出しております。

(注2) 総資産経常損失率＝経常損失金額／（（期首総資産＋期末総資産）÷2）×100（小数点第2位以下を四捨五入して記載しています。）
なお、第1期は実質的に資産運用を行っておりません。

(注3) 自己資本損失率＝当期純損失金額／（（期首純資産＋期末純資産）÷2）×100（小数点第2位以下を四捨五入して記載しています。）

(注4) 期末自己資本比率＝期末純資産額／期末総資産額×100（小数点第2位以下を四捨五入して記載しています。）

(注5) 賃貸NOI＝不動産賃貸事業収入—不動産賃貸事業費用＋当期減価償却費

(注6) 1口当たりFFO＝FFO（＝当期純損失金額＋当期減価償却費＋その他の償却費−不動産等売却損益）／期末発行済投資口数（小数点以下を切り捨てて記載しています。）

(注7) FFO倍率　期末投資口価格／年換算後1口当たりFFO
（当期においては市場価格がありませんので記載を省いております。）

(注8) デット・サービス・カバレッジ・レシオ＝金利償却前当期純利益金額／支払利息（投資法人債利息を含みます。）

(注9) 期末総資産有利子負債比率＝期末有利子負債額／期末総資産額×100（小数点第2位以下を四捨五入して記載しています。）

(注10) 本投資法人における第1期の営業期間は平成18年2月22日～平成18年8月31日の191日間ですが、本投資法人は期末日現在で実質的な資産運用を開始しておりません。

## 2. 当期の資産の運用の経過

### (1) 投資法人の主な推移

本投資法人は、「投資信託及び投資法人に関する法律」（以下「投信法」といいます。）に基づき、パシフィック・コマーシャル・インベストメント株式会社を設立企画人として、平成 18 年 2 月 22 日に出資金 100 百万円（投資口数 200 口）で設立され、平成 18 年 3 月 22 日に投信法に基づく関東財務局への登録が完了しました。その後、本投資法人は同年 9 月 26 日に公募による投資口の追加発行（245,000 口）を実施し、東京証券取引所不動産投資信託証券市場（J-REIT 市場）に上場（銘柄コード 3229）いたしました。

本投資法人は、人口の集積地である都市に生活する住民にとり、ビジネスの場であるオフィスビル、そして日常生活における消費の場所である商業施設について、共に必要不可欠なものであることから、両者を合わせて都市型商業不動産と定義し、これらを投資対象として投資を行います。本投資法人は、都市型商業不動産への投資を通じて、中長期にわたり安定的な収益を確保するとともに運用資産残高を着実に増大させることにより、投資主価値の極大化を目指します。

### (2) 投資環境と運用実績

#### ①投資環境

3 大都市圏及びその他の都市圏の中心市街地への人口流入、そして都市圏への人口集中が継続していると考えられることから、本投資法人は、今後もこれらの都市圏における都市型商業不動産に対する需要の増大が期待できると考えています。また、わが国の経済は、企業部門の好調さが家計部門へ波及し、国内民間需要に支えられた景気回復が続くと見込まれています。このような景気拡大局面において、本投資法人は、都市型商業不動産が、他の不動産に比較して、景気感応度が高く需要増大の恩恵を比較的受けやすいと考えています。

上記のような背景及び日本経済の回復、発展、景気の拡大といった状況を踏まえ、3 大都市圏やその他の都市圏、特に中心市街地において、テナントニーズの増加、消費拡大を背景とした賃料の上昇、地価の上昇が期待できることから、かかる中心市街地に数多く立地するオフィスビル及び商業施設に投資の主軸を置きます。また、主要な鉄道、幹線道路により、こうした中心市街地と直結した都市周辺地域に立地し、マルチテナントを有し、安定的収益とともに収益の拡大が見込めるショッピングセンター等（以下「都市周辺型複合商業施設」といいます。）や、長期にわたって安定した固定賃料を享受できる、大手スーパーを核テナントとするショッピングセンター等（以下「都市周辺型単一商業施設」といいます。）にも一定の割合で投資を行うことで、リスクの分散を図りつつ、安定的な収益を確保していきます。

#### ②運用実績

当期においては資産の運用を行っておりませんので、運用実績はございません。

### (3) 資金調達の概要

本投資法人は、設立後当期末までの間、資金調達を行っておりません。

### (4) 業績及び分配の概要

当期においては、営業損失金額 9 百万円、経常損失金額 16 百万円、当期純損失金額 9 百万円を計上しました。

金銭の分配については、原則として租税特別措置法第 67 条の 15 に規定される本投資法人の配当可能所得の金額の 100 分の 90 に相当する金額を超えて分配するものとして本投資法人が決定する金額としますが、当期においては損失金を計上する結果となったため、分配を行いませんでした。

## 3. 増資等の状況

本投資法人の設立日から平成 18 年 10 月 11 日までの発行済投資口数及び出資総額の増減の状況は、以下

の通りです。

| 年月日 | 摘要 | 発行済投資口数(口) | | 出資金総額（千円） | | 備考 |
|---|---|---|---|---|---|---|
| | | 増減 | 残高 | 増減 | 残高 | |
| 平成18年2月22日 | 私募設立 | 200 | 200 | 100,000 | 100,000 | (注1) |
| 平成18年9月26日 | 公募増資 | 245,000 | 245,200 | 111,119,750 | 111,219,750 | (注2) |

(注1) 1口当たり発行価格500,000円にて、パシフィックマネジメント株式会社による出資により本投資法人が設立されました。

(注2) 1口当たり発行価格470,000円（発行価額453,550円）にて、新規物件の取得資金の調達等を目的とする公募新投資口を発行し、資産の運用を開始しました。

**投資証券の取引所価格の推移**

平成18年8月31日現在、本投資法人は投資証券を上場しておりませんので、該当事項はありません。

## 4. 分配金等の実績

金銭の分配については、原則として租税特別措置法第67条の15に規定される本投資法人の配当可能所得の金額の100分の90に相当する金額を超えて分配するものとして本投資法人が決定する金額としますが、当期においては前記の通り損失金を計上する結果となったため、分配を行いませんでした。

## 5. 今後の運用方針及び対処すべき課題

### (1)運用戦略

いわゆる東京ビジネス地区（千代田区、中央区、港区、新宿区及び渋谷区をいいます。）におけるオフィスビルの空室率は、上場企業を中心とした企業業績の急速な回復を背景に平成15年以降急激に下降に転じています。平成18年6月末日現在東京ビジネス地区のオフィスビルの空室率は3%台前半という低水準で推移しています。オフィスビルの新規募集賃料も平成17年より上昇に転じています。また、大阪ビジネス地区（梅田地区、南森町地区、淀屋橋・本町地区、船場地区、心斎橋・難波地区及び新大阪地区）及び名古屋ビジネス地区（名駅地区、伏見地区、栄地区及び丸の内地区）においても、新規募集賃料は下げ止まり傾向から上向きの兆しも見え、更に、空室率は改善傾向が続いています。本投資法人は、このようなマーケット動向を的確に分析し、オフィスビルの稼働率の改善、適正賃料への条件改定、空室発生時点での迅速かつ的確な後継テナントの募集・選定を実施します。

### (2)投資戦略

本投資法人は、東京圏、大阪圏及び名古屋圏におけるオフィスビル投資については、資産運用会社が独自に考えるオフィスビル集積地の集合体をゾーンとしてそれぞれ設定し、ゾーン内のオフィスビルに積極的に投資を行います。

本投資法人は、それぞれの都市圏のもつ交通インフラの特性や都市の発展に伴う街としての成長性、テナントの傾向等を踏まえてゾーンを設定し、各ゾーンの中にあって、規模、立地、建物グレード等の点において競争力のあるオフィスビルに投資を行います。

### (3)財務戦略

本投資法人は、資産規模の更なる拡大に対応するために、資金調達余力を確保する一方、信用力の向上による借入条件の一層の向上を企図して、早期の発行体格付けの取得を目指します。

また、格付けの取得による有利な借入条件を前提として、金利上昇並びにリファイナンスのリスクに備えまして、長期固定借入の比率を高めてまいりますとともに、早期の投資法人債の発行を目指してまいります。

## 6. 決算後に生じた重要な事実

本投資法人において、決算日後に生じた重要な事項は以下の通りです。

(1)新投資口の発行

平成 18 年 8 月 21 日開催の役員会において、特定資産（投信法第 2 条第 1 項における意味を有します。）の取得資金等に充当する目的で、新投資口の発行を決議いたしました。一般募集による発行については平成 18 年 9 月 25 日に払込が完了しております。

この結果、平成 18 年 10 月 11 日現在、出資総額は 111,219,750,000 円、発行済投資口数は 245,200 口となっております。

一般募集による新投資口の発行

発行新投資口数　：245,000 口　（国内 171,500 口、海外 73,500 口）

払込期日　：平成 18 年 9 月 25 日

発行価格（募集価格）　：1 口当たり 470,000 円　投資証券交付日　：平成 18 年 9 月 26 日

発行価格の総額　：115,150,000,000 円　分配金起算日　：平成 18 年 9 月 1 日

発行価額（引受価額）　：1 口につき 453,550 円

発行価額の総額　：111,119,750,000 円

(2)資産の取得

本投資法人は、平成 18 年 7 月 25 日付で以下に掲げる 34 物件の取得を決定し、決算日（平成 18 年 8 月 31 日）以降にこれら特定資産の取得を完了いたしました。当該特定資産の概要は以下の通りです。

| 物件名称 | 取得価格（百万円）(注 1) | 所在地 (注 2) | 資産の種類 | 用途 | 売買契約締結日 | 取得日 |
|---|---|---|---|---|---|---|
| 日立ハイテクビルディング | 18,100 | 東京都港区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 28 日 |
| 後楽園新宿ビル | 15,100 | 東京都新宿区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 26 日 |
| 第一築地ビル | 11,100 | 東京都中央区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 26 日 |
| パシフィックスクエア月島 | 8,080 | 東京都中央区 | 不動産 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 28 日 |
| パシフィックシティ西新宿 | 7,680 | 東京都新宿区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 28 日 |
| ヨコハマツインビル | 7,110 | 神奈川県横浜市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| ビジネスコート新浦安 | 4,700 | 千葉県浦安市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| 朝日生命大森ビル | 3,920 | 東京都大田区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 28 日 |
| 秀和赤坂 6 丁目ビル | 3,385 | 東京都港区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 26 日 |
| 神南フラッグタワー | 3,050 | 東京都渋谷区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| 日新日本橋ビル | 2,550 | 東京都中央区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 26 日 |
| 日住金赤坂ビル | 2,450 | 東京都港区 | 不動産 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 28 日 |
| アーバンスクエア八重洲ビル | 2,200 | 東京都中央区 | 不動産 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 28 日 |
| パシフィックシティ浜松町 | 1,730 | 東京都港区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 28 日 |
| 横浜相生町ビル | 1,710 | 神奈川県横浜市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| 新横浜ベネックス S-1 | 1,700 | 神奈川県横浜市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| パール飯田橋ビル | 1,600 | 東京都千代田区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| 五反田メタリオンビル | 1,300 | 東京都品川区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| 秀和第三宮本町ビル | 1,130 | 東京都千代田区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 26 日 |
| 丸石新橋ビル | 1,120 | 東京都港区 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| TS 保土ヶ谷ビル | 1,100 | 神奈川県横浜市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| スノークリスタルビル | 8,950 | 大阪府大阪市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |
| 肥後橋 TS ビル | 5,573 | 大阪府大阪市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 26 日 |
| 名古屋錦第一生命ビル | 5,180 | 愛知県名古屋市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 26 日 |
| 札幌エクセレントビル | 2,250 | 北海道札幌市 | 不動産信託受益権 | オフィスビル | 平成 18 年 8 月 3 日 | 平成 18 年 9 月 27 日 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 千代田生命新札幌ビル | 1,225 | 北海道札幌市 | 不動産信託受益権 | オフィスビル | 平成18年8月3日 | 平成18年9月27日 |
| 心斎橋OPA本館 | 31,800 | 大阪府大阪市 | 不動産信託受益権 | 商業施設 | 平成18年8月3日 | 平成18年9月26日 |
| 心斎橋OPAきれい館 | 3,500 | 大阪府大阪市 | 不動産信託受益権 | 商業施設 | 平成18年8月3日 | 平成18年9月26日 |
| パシフィーク天神 | 3,700 | 福岡県福岡市 | 不動産信託受益権 | 商業施設 | 平成18年8月3日 | 平成18年9月28日 |
| アルボーレ天神 | 1,440 | 福岡県福岡市 | 不動産 | 商業施設 | 平成18年8月3日 | 平成18年9月28日 |
| 天神吉田ビル | 1,120 | 福岡県福岡市 | 不動産信託受益権 | 商業施設 | 平成18年8月3日 | 平成18年9月27日 |
| モラージュ柏 | 15,100 | 千葉県柏市 | 不動産信託受益権 | 商業施設 | 平成18年8月3日 | 平成18年9月27日 |
| ベルファ宇治 | 3,200 | 京都府宇治市 | 不動産 | 商業施設 | 平成18年8月3日 | 平成18年9月27日 |
| イトーヨーカドー尾張旭店 | 7,850 | 愛知県尾張旭市 | 不動産 | 商業施設 | 平成18年8月3日 | 平成18年9月27日 |
| 合計 | 191,703 | | | | | |

(注1) 「取得価格」欄には、受益権売買契約又は不動産売買契約に記載された売買代金（消費税等相当額を除きます。）を百万円未満を切り捨てて記載しています。
(注2) 「所在地」欄には、各物件が所在する地域における最小独立行政区画を記載しています。

### (3)資金の調達

平成18年9月27日付にて、不動産等の取得を目的に、以下の通り資金の借入を行いました。

①タームローンA（期間1年）

借入先　：株式会社あおぞら銀行
株式会社みずほコーポレート銀行
株式会社新生銀行
株式会社三菱東京UFJ銀行
三菱UFJ信託銀行株式会社
住友信託銀行株式会社
借入金額　：36,000百万円
利率　：全銀協3ヶ月物TIBOR+0.4%
：平成18年9月27日から平成18年12月26日までの期間の適用利率は0.84%
借入実行日　：平成18年9月27日
返済期日　：平成19年9月27日
担保の有無　：無担保

②タームローンB（期間2年）

借入先　：株式会社三井住友銀行
株式会社あおぞら銀行
住友信託銀行株式会社
株式会社七十七銀行
借入金額　：17,000百万円
利率　：全銀協3ヶ月物TIBOR+0.5%
：平成18年9月27日から平成18年12月26日までの期間の適用利率は0.94%
借入実行日　：平成18年9月27日
返済期日　：平成20年9月27日
担保の有無　：無担保

③タームローンC（期間3年）

借入先　：株式会社三井住友銀行
株式会社あおぞら銀行
株式会社みずほコーポレート銀行
株式会社新生銀行
住友信託銀行株式会社
株式会社りそな銀行
三井住友海上火災保険株式会社
借入金額　：38,000百万円
利率　：全銀協3ヶ月物TIBOR+0.55%
：平成18年9月27日から平成18年12月26日までの期間の適用利率は0.99%
借入実行日　：平成18年9月27日

返済期日　　　：平成 21 年 9 月 27 日
担保の有無　　：無担保

また、平成 18 年 9 月 25 日付にて、将来の資産取得及びそれらの関連費用に充当するため、以下の通り 15,000 百万円を上限とする基本極度貸付契約を締結致しております。
なお、平成18年10月11日現在では、当該基本極度貸付契約に基づく借入れはなされておりません。

①極度ローン（アンコミットメントベース）
借入先　　：株式会社三井住友銀行
株式会社あおぞら銀行
株式会社みずほコーポレート銀行
株式会社新生銀行
株式会社三菱東京 UFJ 銀行
三菱 UFJ 信託銀行株式会社
住友信託銀行株式会社
株式会社りそな銀行

**追加情報**

平成 18 年 8 月 21 日開催の役員会において、第三者割当による新投資口の発行を決議しております。本件は、本投資法人より大和証券エスエムビーシー株式会社に与えられた選択権（グリーンシューオプション）であり、平成 18 年 10 月 20 日がその行使期限です。

**第三者割当による新投資口の発行（グリーンシューオプション行使に伴う第三者割当）**

発行新投資口数：12,200 口（上限）
発行価額　　　：1 口当たり 453,550 円
発行価額の総額：5,533,310,000 円（上限）
割当先　　　　：大和証券エスエムビーシー株式会社
払込期日　　　：平成 18 年 10 月 24 日
投資証券交付日：平成 18 年 10 月 24 日
分配金起算日　：平成 18 年 9 月 1 日

## II.　投資法人の概況

### 1. 出資の状況

| 項目 | 第 1 期<br>平成 18 年 8 月 31 日現在 |
|---|---|
| 発行可能投資口総口数（口） | 2,000,000 |
| 発行済投資口の総数（口） | 200 |
| 出資総額（百万円） | 100 |
| 投資主数（人） | 1 |

### 2. 投資口に関する事項

平成 18 年 8 月 31 日現在における主要な投資主は以下の通りです。

| 氏名又は名称 | 所有投資口数（口） | 発行済投資口の総数に対する所有投資口数の割合（%） |
|---|---|---|
| パシフィックマネジメント株式会社 | 200 | 100 |

### 3. 役員等に関する事項

平成 18 年 8 月 31 日現在における役員等の氏名又は名称は以下の通りです。

| 役職名 | 役員等の氏名又は名称 | 主な兼職等 | 当該営業期間における役職毎の報酬の総額(千円) |
|---|---|---|---|
| 執行役員 | 牧野　知弘 | パシフィック・コマーシャル・インベストメント株式会社 代表取締役社長 | 1,500 |
| 監督役員 | 根本　博史 | クリフィックス税理士法人　代表社員 | 1,000 |
| | 栗林　勉 | 栗林総合法律事務所開設　所長 | |
| 会計監査人 | あずさ監査法人 | ― | 5,600 |

（注 1） 牧野知弘は、資産運用会社であるパシフィック・コマーシャル・インベストメント株式会社の代表取締役社長と本投資法人の執行役員を兼務しており、投信法第 13 条に基づき、平成 18 年 2 月 17 日付で金融庁長官より兼職の承認を得ています。また、監督役員は、上記記載以外の法人の役員である場合がありますが、上記を含めていずれも本投資法人と利害関係はありません。

（注 2） 執行役員及び監督役員は、いずれも本投資法人の投資口を自己又は他人の名義で所有しておりません。

### 4. 委託業者、資産保管会社及び一般事務受託者

平成 18 年 8 月 31 日現在の投資信託委託業者、資産保管会社及び一般事務受託者は以下の通りです。

| 委託区分 | 氏名又は名称 |
| --- | --- |
| 投資信託委託業者（資産運用会社） | パシフィック・コマーシャル・インベストメント株式会社 |
| 資産保管会社 | 住友信託銀行株式会社 |
| 一般事務受託者（会計事務等） | 税理士法人平成会計社 |
| 一般事務受託者（投資主名簿等管理等） | 三菱 UFJ 信託銀行株式会社 |
| 一般事務受託者（機関運営事務等） | 三菱 UFJ 信託銀行株式会社 |

## III. 投資法人の運用資産の状況

本投資法人の決算日における運用資産の状況は以下の通りです。

### 1. 本投資法人の財産の構成

| 資産の種類 | エリア | 用途 | 投資対象地域／類型 | 保有総額（百万円） | 対総資産比率（%） |
| --- | --- | --- | --- | --- | --- |
| 預金その他の資産 | | | | 148 | 100.0 |
| 資産総額計 | | | | 148 | 100.0 |

### 2. 主要な保有資産

資産の運用を開始していないため、該当事項はありません。

### 3. 不動産等組入資産明細

資産の運用を開始していないため、該当事項はありません。

### 4. その他資産の状況

平成 18 年 8 月 31 日現在、本投資法人が主たる投資対象とする主な特定資産の組入れはありません。

## IV. 保有不動産の資本的支出

### 1. 資本的支出の予定

本資産運用報告の役員会承認日現在で、保有する不動産等に係る改修工事等の計画で承認決議を得たものはありません。

### 2. 期中の資本的支出

資産の運用を開始していないため、該当事項はありません。

### 3. 長期修繕計画のために積立てた金銭

資産の運用を開始していないため、該当事項はありません。

## V.　費用・負債の状況

### 1. 運用等に係る費用明細

（単位：千円）

| 項目 | 第1期 |
|---|---|
| (a)資産運用報酬 | － |
| (b)資産保管報酬 | 1,064 |
| (c)一般事務委託報酬 | 3,325 |
| (d)役員報酬 | 2,500 |
| (e)支払報酬 | 2,173 |
| (f)その他費用 | 568 |
| 合　計 | 9,632 |

（注1）　この他、創業費に算入した弁護士報酬5,000千円があります。

### 2. 借入状況

該当事項はありません。

### 3. 投資法人債

該当事項はありません。

## VI.　期中の売買状況

### 1. 不動産等及び資産対応証券等の売買状況等

該当事項はありません。

### 2. その他の資産の売買状況等

主なその他の資産は、概ね銀行預金であります。

### 3. 特定資産の価格等の調査

該当事項はありません。

### 4. 利害関係人等及び主要株主との取引状況

#### (1)取引状況

該当事項はありません。

#### (2)支払手数料等の金額

該当事項はありません。

### 5. 資産の運用を行う委託業者が営む兼業業務に係る当該委託業者との間の取引の状況等

本投資法人の資産運用会社（パシフィック・コマーシャル・インベストメント株式会社）は、証券業、宅地建物取引業又は不動産特定共同事業のいずれの業務も兼業しておらず、該当事項はありません。

## VII.　経理の状況

### 1. 資産、負債、元本及び損益の状況等

後記「貸借対照表」、「損益計算書」、「投資主資本等変動計算書」、「注記表」及び「金銭の分配に

係る計算書」をご参照ください。

### 2. 減価償却額の算定方法の変更

該当事項はありません。

### 3. 不動産等の評価方法の変更

該当事項はありません。

## VIII. その他

### 1. 金額及び比率の端数処理

本書では、特に記載のない限り、記載未満の端数について、金額は切捨て、比率は四捨五入により記載しております。

### 2. お知らせ

当期において本投資法人の役員会で承認された主要な契約の締結・変更等のうち主な概要は以下の通りです。

| 役員会開催日 | 承認事項 | 概要 |
|---|---|---|
| 平成18年3月23日 | 資産運用委託契約<br>一般事務委託契約<br>資産保管業務委託契約の締結 | 本投資法人は、資産運用をパシフィック・コマーシャル・インベストメント株式会社に委託しました。<br>本投資法人は、一般事務委託のうち会計業務を税理士法人平成会計社に、名義書換・機関運営を三菱UFJ信託銀行株式会社に委託しました。<br>本投資法人は、資産保管に係る業務を住友信託銀行株式会社に委託しました。(注1) |
| 平成18年7月20日 | 監査契約の締結 | 本投資法人は、あずさ監査法人を会計監査人に選任しました。 |
| | 運用ガイドラインの制定 | 本投資法人規約に定める「資産運用の対象及び方針」に基づき、投資信託委託業者の具体的な方針を定めるものとなります。 |
| 平成18年8月9日 | サポートライン契約の締結 | 本投資法人はパシフィックマネジメント株式会社及び資産運用委託会社であるパシフィック・コマーシャル・インベストメント株式会社の3社間で運用資産確保を目的としたサポート契約を締結をしました。 |

(注1)上記業務委託契約は、平成18年2月22日付締結について役員会規程第13条に基づき事後承認を行ったものです。

## 貸借対照表

（単位：千円）

| 期別 / 科目 | 当期（平成18年8月31日現在）金額 | | 構成比 |
|---|---|---|---|
| 資産の部 | | | % |
| Ⅰ．流動資産 | | | |
| 現金及び預金 | | 76,227 | |
| 繰延税金資産 | | 6,383 | |
| その他の流動資産 | | 3,781 | |
| 流動資産合計 | | 86,392 | 58.0 |
| Ⅱ．固定資産 | | | |
| 1．投資その他の資産 | | | |
| 差入敷金保証金 | | 10,000 | |
| 長期前払消費税等 | | 2,655 | |
| 投資その他の資産合計 | | 12,655 | 8.5 |
| 固定資産合計 | | 12,655 | 8.5 |
| Ⅲ．繰延資産 | | | |
| 創業費 | | 49,820 | |
| 繰延資産合計 | | 49,820 | 33.5 |
| 資産合計 | | 148,868 | 100.0 |

（単位：千円）

| 期別 / 科目 | 当期（平成18年8月31日現在）金額 | | 構成比 |
|---|---|---|---|
| 負債の部 | | | % |
| Ⅰ．流動負債 | | | |
| 未払費用 | | 57,673 | |
| 未払法人税等 | | 90 | |
| 預り金 | | 1,018 | |
| 流動負債合計 | | 58,781 | 39.5 |
| 負債合計 | | 58,781 | 39.5 |
| 純資産の部 | | | |
| Ⅰ．投資主資本 | | | |
| 1．出資総額 | | 100,000 | |
| 2．剰余金 | | | |
| 当期未処理損失 | | 9,912 | |
| 投資主資本合計 | | 90,087 | 60.5 |
| 純資産合計 | | 90,087 | 60.5 |
| 負債・純資産合計 | | 148,868 | 100.0 |

## 損益計算書

（単位：千円）

| 科目 ＼ 期別 | 当期 自 平成18年2月22日 至 平成18年8月31日 金額 | | 百分比 |
|---|---|---|---|
| | | | % |
| 1. 営業収益 | | － | |
| 2. 営業費用 | | | |
| 資産保管委託報酬 | 1,064 | | |
| 一般事務委託報酬 | 3,325 | | |
| 役員報酬 | 2,500 | | |
| 支払報酬 | 2,173 | | |
| その他費用 | 568 | 9,632 | － |
| 営業損失金額 | | 9,632 | － |
| 3. 営業外収益 | | | |
| 受取利息 | 6 | 6 | － |
| 4. 営業外費用 | | | |
| 創業費償却 | 6,580 | 6,580 | － |
| 経常損失金額 | | 16,205 | － |
| 税引前当期純損失金額 | | 16,205 | － |
| 法人税、住民税及び事業税 | 90 | | |
| 法人税等調整額 | △6,383 | △6,293 | － |
| 当期純損失金額 | | 9,912 | － |
| 当期未処理損失 | | 9,912 | |

## 投資主資本等変動計算書

当期（自　平成18年2月22日　至　平成18年8月31日）

（単位：千円）

| | 投資主資本 | | | 純資産合計 |
|---|---|---|---|---|
| | 出資総額 | 剰余金 当期未処理損失 | 投資主資本合計 | |
| 前期末残高 | － | － | － | － |
| 当期変動額 | | | | |
| 新投資口の発行 | 100,000 | － | 100,000 | 100,000 |
| 当期純損失金額（△） | － | △9,912 | △9,912 | △9,912 |
| 当期変動額合計 | 100,000 | △9,912 | 90,087 | 90,087 |
| 当期末残高　※1 | 100,000 | △9,912 | 90,087 | 90,087 |

## 注記表

### 重要な会計方針に係る事項に関する注記

| 項目＼期別 | 当期<br>（自 平成18年2月22日 至 平成18年8月31日） |
|---|---|
| 1．繰延資産の処理方法 | 創業費<br>5年間で定額法により償却しております。 |
| 2．消費税等の処理方法 | 消費税等の会計処理は、税抜処理によっております。<br>固定資産等に係る控除対象外消費税等は長期前払消費税等に計上し、5年間で償却をしております。 |

### 貸借対照表に関する注記

| 当期<br>（平成18年8月31日現在） |
|---|
| 1. 投資信託及び投資法人に関する法律第67条第4項に定める最低純資産額<br>50,000千円 |
| 2. 出資の欠損<br>貸借対照表の純資産額が出資総額を下回っており、その差額は9,912千円です。 |

### 損益計算書に関する注記

| 当期<br>（自 平成18年2月22日 至 平成18年8月31日） |
|---|
| 該当事項はありません。 |

### 投資主資本等変動計算書に関する注記

| 当期<br>（自 平成18年2月22日 至 平成18年8月31日） | |
|---|---|
| ※1 発行可能投資口総口数及び発行済投資口総数 | |
| 発行可能投資口総口数 | 2,000,000口 |
| 発行済投資口総数 | 200口 |

### 税効果会計に関する注記

| 当期<br>（平成18年8月31日現在） | |
|---|---|
| 繰延税金資産及び繰延税金負債の発生の主な原因別内訳 | （単位：千円） |
| （繰延税金資産） | |
| 税務上の繰越欠損金 | 6,383 |
| 繰延税金資産合計 | 6,383 |
| 繰延税金資産の純額 | 6,383 |

### リースにより使用する固定資産に関する注記

| 当期<br>（自　平成18年2月22日<br>至　平成18年8月31日） |
|---|
| リース取引を行っておりませんので、該当事項はありません。 |

### 関連当事者との取引に関する注記

当期（自平成18年2月22日　至平成18年8月31日）

1．支配投資主及び法人主要投資主等

該当事項はありません。

2．役員及び個人主要投資主等

該当事項はありません。

3．子法人等

該当事項はありません。

4．兄弟法人等

| 属性 | 会社等の名称 | 住所 | 資本金又は出資金（千円） | 事業の内容又は職業 | 投資口等の所有（被所有）割合 | 関係内容 | | 取引の内容 | 取引金額（千円） | 科目 | 期末残高（千円） |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 役員の兼任等 | 事業上の関係 | | | | |
| 支配投資主の子法人 | パシフィック・コマーシャル・インベストメント株式会社 | 東京都千代田区永田町二丁目11番1号 | 257,500 | 投資信託委託業 | なし | 兼任1人 | 設立企画人報酬の支払 | パシフィック・コマーシャル・インベストメント株式会社への設立企画人報酬の支払 | 50,000 | 未払費用 | 52,500 |

（注1）報酬額は、本投資法人の規約で定められた条件によっております。
（注2）設立企画人報酬は、創業費に計上しております。
（注3）上記金額のうち、取引金額には消費税等が含まれておらず、期末残高には消費税等が含まれております。

### 一口当たり情報に関する注記

| 当期<br>（自　平成18年2月22日<br>至　平成18年8月31日） |
|---|
| 1口当たり純資産額　450,438円<br>1口当たり当期純損失金額　49,562円<br><br>1口当たり当期純損失金額は、当期純損失金額を日数加重平均投資口数で除することにより算定しております。<br>また、潜在投資口調整後1口当たり当期純損失金額については、潜在投資口がないため記載しておりません。 |

（注）一口当たり当期純損失金額の算定上の基礎は、以下の通りであります。

| | 当期<br>（自　平成18年2月22日<br>至　平成18年8月31日） |
|---|---|
| 当期純損失金額（千円） | 9,912 |
| 普通投資主に帰属しない金額（千円） | － |
| 普通投資口に係る当期純損失金額（千円） | 9,912 |
| 期中平均投資口数（口） | 200 |

## 重要な後発事象に関する注記

| 当期<br>（自 平成18年2月22日<br>至 平成18年8月31日） |
|---|
| 1．新投資口の発行及び資産の取得<br>平成18年8月21日開催の役員会において、新投資口の発行を決議いたしました。一般募集による発行については平成18年9月25日に払込が完了しました。<br>この結果、出資総額は111,219,750,000円、発行済投資口数は245,200口となっております。<br><br>〔一般募集による新投資口の発行〕<br>①発行新投資口数　：245,000口<br>②発行価格（募集価格）：1口当たり470,000円<br>③発行価格の総額　：115,150,000,000円<br>④発行価額（引受価額）：1口当たり453,550円<br>⑤発行価額の総額　：111,119,750,000円<br>⑥払込期日　：平成18年9月25日<br>⑦投資証券交付日　：平成18年9月26日<br>⑧分配金起算日　：平成18年9月1日<br><br>〔資産の取得〕<br>平成18年9月26日から平成18年9月28日までに、主に上記新投資口の発行及び「2.資金の借入」に記載の借入により、34物件・191,703,000千円の不動産及び不動産を信託財産とする信託の受益権を取得しました。<br>（注）取得価格は、取得諸経費、固定資産税、都市計画税、消費税及び地方消費税を除きます。<br><br>2．資金の借入<br>平成18年9月27日付にて、不動産等の購入資金に充てるため、下記の通り資金の借入を行いました。<br><br>【タームローンA（期間1年）】<br>①借入先　：株式会社あおぞら銀行<br>株式会社みずほコーポレート銀行<br>株式会社新生銀行<br>株式会社三菱東京UFJ銀行<br>三菱UFJ信託銀行株式会社<br>住友信託銀行株式会社<br>②借入金額　：36,000,000千円<br>③利率　：全銀協3ヶ月物TIBOR+0.4%<br>：平成18年9月27日から平成18年12月26日までの期間の適用利率は0.84%<br>④借入実行日　：平成18年9月27日<br>⑤返済期日　：平成19年9月27日<br>⑥担保の有無　：無担保<br><br>【タームローンB（期間2年）】<br>①借入先　：株式会社三井住友銀行<br>株式会社あおぞら銀行<br>住友信託銀行株式会社<br>株式会社七十七銀行<br>②借入金額　：17,000,000千円<br>③利率　：全銀協3ヶ月物TIBOR+0.5%<br>：平成18年9月27日から平成18年12月26日までの期間の適用利率は0.94%<br>④借入実行日　：平成18年9月27日<br>⑤返済期日　：平成20年9月27日<br>⑥担保の有無　：無担保 |

【タームローンC（期間3年）】

①借入先　　　：株式会社三井住友銀行
　　　　　　　　株式会社あおぞら銀行
　　　　　　　　株式会社みずほコーポレート銀行
　　　　　　　　株式会社新生銀行
　　　　　　　　住友信託銀行株式会社
　　　　　　　　株式会社りそな銀行
　　　　　　　　三井住友海上火災保険株式会社

②借入金額　　：38,000,000千円

③利率　　　　：全銀協3ヶ月物TIBOR+0.55%
　　　　　　　：平成18年9月27日から平成18年12月26日までの期間の適用利率は0.99%

④借入実行日　：平成18年9月27日

⑤返済期日　　：平成21年9月27日

⑥担保の有無　：無担保

また、平成18年9月25日付にて、不動産等の取得を目的に、以下の通り15,000,000千円を上限とする基本極度貸付契約を締結致しております。

なお、平成18年10月11日現在、当該基本極度貸付契約に基づく借入れはなされておりません。

【極度ローン（アンコミットメントベース）】

①借入先　　　：株式会社三井住友銀行
　　　　　　　　株式会社あおぞら銀行
　　　　　　　　株式会社みずほコーポレート銀行
　　　　　　　　株式会社新生銀行
　　　　　　　　株式会社三菱東京UFJ銀行
　　　　　　　　三菱UFJ信託銀行株式会社
　　　　　　　　住友信託銀行株式会社
　　　　　　　　株式会社りそな銀行

追加情報

| 当期<br>（自　平成18年2月22日<br>至　平成18年8月31日） |
| --- |
| 平成18年8月21日開催の役員会において、第三者割当による新投資口の発行を決議しております。本件は、本投資法人より大和証券エスエムビーシー株式会社に与えられた選択権（グリーンシューオプション）であり、平成18年10月20日がその行使期限です。<br>発行新投資口数　：12,200口（上限）<br>払込期日　：平成18年10月24日<br>発行価額　：1口当たり453,550円<br>投資証券交付日　：平成18年10月24日<br>発行価額の総額　：5,533,310,000円（上限）<br>分配金起算日　：平成18年9月1日<br>割当先　：大和証券エスエムビーシー株式会社 |

## 金銭の分配に係る計算書

| 期別<br>項目 | 当期<br>（自　平成 18 年 2 月 22 日<br>至　平成 18 年 8 月 31 日） |
|---|---|
| Ⅰ　当期未処理損失<br>Ⅱ　分配金の額<br>（投資口 1 口当たりの分配金の額）<br>Ⅲ　次期繰越損失 | 9,912,436 円<br>－ 円<br>（－ 円）<br>9,912,436 円 |
| 分配金の額の算出方法 | 租税特別措置法（昭和 32 年法律第 26 号。その後の改正を含む。）第 67 条の 15 に規定される本投資法人の配当可能所得がないため、第 1 期は金銭の分配を行わず、当期未処理損失を次期に繰り越します。 |

## キャッシュ・フロー計算書（参考情報）

（単位：千円）

| 期別<br>科目 | 当期<br>（自 平成18年2月22日<br>至 平成18年8月31日）<br>金額 |
|---|---|
| Ⅰ． 営業活動によるキャッシュ・フロー | |
| 税引前当期純損失金額（△） | △16,205 |
| 創業費償却 | 6,580 |
| 受取利息 | △6 |
| 未払費用の増加・減少額 | 57,673 |
| 預り金の増加・減少額 | 1,018 |
| 長期前払消費税等の増加・減少額 | △2,655 |
| 創業費の支払額 | △56,400 |
| その他 | △3,781 |
| 小計 | △13,778 |
| 利息の受取額 | 6 |
| 営業活動によるキャッシュ・フロー | △13,772 |
| Ⅱ． 投資活動によるキャッシュ・フロー | |
| 差入敷金保証金の支払額 | △10,000 |
| 投資活動によるキャッシュ・フロー | △10,000 |
| Ⅲ． 財務活動によるキャッシュ・フロー | |
| 投資口の発行による収入 | 100,000 |
| 財務活動によるキャッシュ・フロー | 100,000 |
| Ⅳ． 現金及び現金同等物の増加・減少額 | 76,227 |
| Ⅴ． 現金及び現金同等物の期首残高 | ― |
| Ⅵ． 現金及び現金同等物の期末残高 ※1 | 76,227 |

（注） キャッシュ・フロー計算書は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）に基づき作成しておりますが、参考情報として添付しております。このキャッシュ・フロー計算書は、「投資信託及び投資法人に関する法律」第130条の規定に基づく会計監査人の監査対象ではないため、会計監査人の監査は受けておりません。

## 重要な会計方針に係る事項に関する注記（参考情報）

| 期別<br>項目 | 当期<br>（自 平成18年2月22日<br>至 平成18年8月31日） |
|---|---|
| 1. キャッシュ・フロー計算書における資金の範囲 | キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金及び信託現金、随時引き出し可能な預金及び信託預金並びに容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3か月以内に償還期限の到来する短期投資からなっています。 |

## キャッシュ・フロー計算書に関する注記（参考情報）

| 当期<br>（自 平成18年2月22日<br>至 平成18年8月31日） |
|---|
| ※1．現金及び現金同等物の期末残高と貸借対照表に掲記されている科目の金額との関係<br>（平成18年8月31日現在）<br>現金及び預金勘定 76,227 千円<br>現金及び現金同等物 76,227 千円 |



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